# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 05/25/2025
Amends the filing with accession number 0001104659-21-024390
Filed by CIK 0001305473
Persons authorized to receive notices and communications: Andrew Prodromos, Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York (NY), 10036, (212) 230-9200

## Reporting persons
- Insight E2open Aggregator, LLC (CIK 0001830203): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 29,628,506; sole dispositive power 0; shared dispositive power 29,628,506; aggregate amount beneficially owned 29,628,506 (8.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners IX, L.P. (CIK 0001629398): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,628,506; sole dispositive power 0; shared dispositive power 29,628,506; aggregate amount beneficially owned 29,628,506 (8.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Cayman) IX, L.P. (CIK 0001629399): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,391,675; sole dispositive power 0; shared dispositive power 8,391,675; aggregate amount beneficially owned 8,391,675 (2.5% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners (Delaware) IX, L.P. (CIK 0001629396): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,789,373; sole dispositive power 0; shared dispositive power 1,789,373; aggregate amount beneficially owned 1,789,373 (0.5% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners IX (Co-Investors), L.P. (CIK 0001629402): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,628,506; sole dispositive power 0; shared dispositive power 29,628,506; aggregate amount beneficially owned 29,628,506 (8.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. (CIK 0001641225): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,628,506; sole dispositive power 0; shared dispositive power 29,628,506; aggregate amount beneficially owned 29,628,506 (8.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. (CIK 0001641177): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 5,220,857; sole dispositive power 0; shared dispositive power 5,220,857; aggregate amount beneficially owned 5,220,857 (1.5% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. (CIK 0001641159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,800,596; sole dispositive power 0; shared dispositive power 4,800,596; aggregate amount beneficially owned 4,800,596 (1.4% of the class)
  Comment: See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. (CIK 0001641176): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,628,506; sole dispositive power 0; shared dispositive power 29,628,506; aggregate amount beneficially owned 29,628,506 (8.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates IX, L.P. (CIK 0001745334): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 39,809,554; sole dispositive power 0; shared dispositive power 39,809,554; aggregate amount beneficially owned 39,809,554 (11.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates IX, Ltd. (CIK 0001745335): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 39,809,554; sole dispositive power 0; shared dispositive power 39,809,554; aggregate amount beneficially owned 39,809,554 (11.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates Growth-Buyout Coinvestment, L.P. (CIK 0001745337): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 39,649,959; sole dispositive power 0; shared dispositive power 39,649,959; aggregate amount beneficially owned 39,649,959 (11.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Venture Associates Growth-Buyout Coinvestment Ltd. (CIK 0001745336): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 39,649,959; sole dispositive power 0; shared dispositive power 39,649,959; aggregate amount beneficially owned 39,649,959 (11.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.
- Insight Holdings Group, LLC (CIK 0001305473): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 49,831,007; sole dispositive power 0; shared dispositive power 49,831,007; aggregate amount beneficially owned 49,831,007 (14.7% of the class)
  Comment: Rows 8, 10 and 11 include 29,628,506 shares of Class A Common Stock issuable upon the exchange of 29,628,506 Common Units for Class A Common Stock on a one-for-one basis.
  
  See Item 5 for further information regarding Rows 8, 10, 11 and 13.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 Par Value Per Share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 16, 2021, (the "Schedule 13D") by the Reporting Persons (as defined therein), as amended on June 1, 2021 and on June 11, 2021. The Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 14135 Midway Road, Suite G300, Addison, TX 75001. This Amendment is being filed to report the matters in Item 6 and to update other information as of the date of this Amendment, including with respect to the number of the Issuer's shares outstanding. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is amended to amend and restate the second paragraph thereof as follows:

The Aggregator is managed by IVP IX. The general partner of each of the IVP IX Funds is IVA IX, whose general partner is IVA IX Ltd. The general partner of each of the IVP GBCF Funds is IVA GBCF, whose general partner is IVA GBCF Ltd. The sole shareholder of each of IVA IX Ltd. and IVA GBCF Ltd. is Holdings, which is managed by a four (4) person Board of Managers.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Schedule 13D is hereby amended as follows:

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages included in row 13 of each cover page of this Schedule 13D are based on an aggregate of 339,796,581 shares of Class A Common Stock, which is the sum of (x) 310,168,075 shares of Class A Common Stock outstanding as of April 25, 2025, as reported in the Issuer's annual report for the fiscal year ended February 28, 2025, as filed with the Commission on April 29, 2025, and (y) 29,628,506 shares of Class A Common Stock, issuable upon the exchange of all Common Units held by the Reporting Persons, but assuming no exchange of any other Common Units.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of the Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, during the last sixty days, none of the Reporting Persons has effected any transaction involving shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 25, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with E2open Holdings, LLC, a Delaware limited liability company ("Holdings", and together with the Issuer, the "Company Parties"), WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub") and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub" and, together with Parent and Company Merger Sub, the "Parent Parties"). Pursuant to the Merger Agreement, Company Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation") (such merger, the "Company Merger") and Holdings Merger Sub will be merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (the "Surviving LLC") (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers").

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 7.2 and is incorporated herein by reference herein.

Following the execution of the Merger Agreement, on May 25, 2025, certain stockholders of the Issuer (including the Reporting Persons that directly own shares of Class A Common Stock and Class V Common Stock) executed and delivered the required written consent to the Issuer (the "Stockholder Consent"). The delivery of the Stockholder Consent constituted the necessary approvals of the stockholders of the Issuer for the approval of the transactions contemplated by the Merger Agreement, subject to the other conditions set forth in the Merger Agreement.
The Issuer is party to that certain Tax Receivable Agreement, dated as of February 4, 2021 (the "TRA"), which was entered in connection with the consummation of its business combination transaction to become a publicly listed company at such time. The TRA provided for certain payments to such holders by the Issuer, with respect to certain tax attributes, including an accelerated payment in connection with a change of control of the Issuer, which includes the Mergers. On May 25, 2025, in connection with the execution of the Merger Agreement, and in accordance with the terms of the TRA, the Issuer and Holdings entered into an amendment to the TRA (the "TRA Amendment") with certain parties to the TRA entitled to receive at least 50% of the total amount of the early termination payments payable to all TRA parties under the TRA if the Issuer had exercised its right of early termination on the date of the most recent exchange by the Issuer of Holdings Common Units held by a member of Holdings in accordance with the limited liability company agreement of Holdings. The TRA Amendment establishes that the parties to the TRA will be entitled to receive an aggregate amount in cash of $52,500,000 in connection with the closing of the Mergers in full satisfaction of the Issuer's payment obligations under the TRA from and after the entry into the Merger Agreement (including in connection with a change of control of the Issuer). In the event the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Mergers, the TRA Amendment will be void and have no further force and effect.

The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment, a copy of which is filed as Exhibit 7.3 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.1 - Joint Filing Agreement, dated as of February 16, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed on behalf of the Reporting Persons with the Commission on February 16, 2021).

Exhibit 7.2 - Agreement and Plan of Merger, dated May 25, 2025, by and among WiseTech Global Limited, Emerald Parent Merger Sub Corp., Emerald Holdings Merger Sub LLC, E2open Parent Holdings, Inc. and E2open Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2025)

Exhibit 7.3 - Tax Receivable Agreement Amendment No. 1, dated May 25, 2025, by and among E2open Parent Holdings, Inc., E2open Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2025)

Schedule I is amended to remove Blair Flicker and Peter Sobiloff as Scheduled Persons (as defined in the Schedule 13D).

## Signatures
- Insight E2open Aggregator, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Signatory (05/28/2025)
- Insight Venture Partners IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners (Cayman) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners (Delaware) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners IX (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Associates IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Associates IX, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Associates Growth-Buyout Coinvestment, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Venture Associates Growth-Buyout Coinvestment Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (05/28/2025)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (05/28/2025)
Comment: Insight Venture Partners IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner;

Insight Venture Partners (Cayman) IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner;

Insight Venture Partners (Delaware) IX, L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner;

Insight Venture Partners IX (Co-Investors), L.P.
By: Insight Venture Associates IX, L.P., its general partner
By: Insight Venture Associates IX, Ltd., its general partner;

Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner;

Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner;

Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner;

Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, L.P., its general partner
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner;

Insight Venture Associates IX, L.P.
By: Insight Venture Associates IX, Ltd., its general partner;

Insight Venture Associates Growth-Buyout Coinvestment, L.P.
By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd., its general partner